# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearfield, Inc., CIK 0000796505
CUSIP: 18482P103
Title of class of securities: Common Stock $0.01
Address of issuer's principal executive offices: 7050 WINNETKA AVE. N., SUITE 100, BROOKLYN PARK, Minnesota (MN), 55428
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171843-24-000685
Filed by CIK 0001257956

## Reporting persons
- ROTH RONALD G: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 1,266,796; shared voting power 176,760; sole dispositive power 1,266,796; shared dispositive power 176,760; aggregate amount beneficially owned 1,443,556 (10.2% of the class)

## Item 1. Issuer
Name of issuer: Clearfield, Inc.
Address of issuer's principal executive offices: 7050 Winnetka Avenue N., Suite 100, Brooklyn Park, MN 55428

## Item 2. Person Filing
Name of person filing: Ronald G. Roth
Address of principal business office or, if none, residence: 7050 Winnetka Avenue N., Suite 100, Brooklyn Park, MN 55428
Citizenship: Florida, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,443,556 which consists of 1,266,796 shares owned individually by the reporting person as of December 31, 2024, no options to purchase shares at December 31, 2024 or within 60 days and 176,760 shares owned by spouse.
Percent of class: 10.2% based on 14,131,537 shares of the Issuer's common stock outstanding on December 31, 2024 as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2024 and including all 1,443,556 shares that could be deemed to be beneficially owned by Mr. Roth.
Sole power to vote or to direct the vote: 1,266,796
Shared power to vote or to direct the vote: 176,760
Sole power to dispose or to direct the disposition: 1,266,796
Shared power to dispose or to direct the disposition: 176,760

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ROTH RONALD G: /s/ Ronald G. Roth, Ronald G. Roth (02/12/2025)